Michael A. Littman
                                 Attorney at Law
                                7609 Ralston Road
                                Arvada, CO 80002
                                 (303) 422-8127
                               Fax (303) 431-1567




                                 August 21, 2008


Securities and Exchange Commission
Division of Corporation Finance
Attn: Ryan C Milne
100 F Street, Mail Stop 3561
Washington, DC 20549

Re:      Life USA, Inc. (nka Legacy Technologies Holding, Inc.)
         File No. 0-50294
         Form 10-KSB for Fiscal Year Ended December 31, 2007
         Filed April 15, 2008

Dear Mr. Milne:

In response to the Comment Letter dated July 7, 2008 ("Comment Letter"), we are submitting this amendment on Form 10-KSB/A to the Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2007 with an original copy and one marked copy. We believe these amendments should solve the problems raised in your comment.

The responses set forth below have been organized in the same manner in which your comments and headings were organized in the Comment Letter.

Comment #1.

         We could not locate in your disclosure a statement identifying the framework used by management to evaluate the effective of internal control over financial reporting. Please tell us which framework you used and confirm to us that will you provide the disclosure of Item 308T(a)(2) of Regulation S-K in future filings, as applicable.

In response to your comment, we have revised Item 8A(T) Controls and Procedures on page 8 of the Form 10-KSB/A to the Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2007, to include reference to the framework used to identify the effectiveness of internal control. We have highlighted such change for your convenience.

If you can review the amendment and let us know if it is satisfactory and in compliance with your comments, we would appreciate it. If you have any questions, please let me know.

Thank you for your attention.

                                   Sincerely,



                                   Michael A. Littman

MAL:cc